Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (602)366-7336

Richard C. Adkerson
President and Chief Executive Officer
Freeport-McMoran Copper & Gold, Inc.
One North Central Avenue
Phoenix, Arizona
85004-4414

   Re: **Freeport-McMoran Copper & Gold, Inc.**
      Definitive 14A
      Filed June 5, 2007
      File No. 1-11307-01

Dear Mr. Adkerson:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

2006 Director Summary Compensation, page 8

1. Please provide an analysis that focuses on your rationale for structuring director compensation. You provide considerable benefits to non-management directors upon retirement but there is little, if any, disclosure that addresses the reasons for your awarding this type of compensation, how you determined the amount to pay, why the nominating and corporate governance committee believes it is appropriate, and how the policies relating to director compensation fit within the company's overall compensation philosophy. Specifically disclose the percentage of the standard portion of each annual director's fee that each of the directors are entitled to at retirement and identify all current directors who are eligible to receive the additional $20,000 annualized benefit. See Item 402(k)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 14

2. Please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, on page 16, you make general statements relating to the appropriateness of the compensation awarded to Messrs. Moffett and Adkerson yet you do not analyze in quantitative or qualitative terms the specific bases upon which the committee reached those conclusions. Also, on page 15, you do not explain in sufficient detail the committee's analysis of the named executive officers' contributions that served as the basis for the committee's conclusion that the total compensation packages of the executive officers are "reasonable." Please provide a complete analysis of the specific factors the committee considered in ultimately approving particular pieces of each named executive officers' compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

3. To the extent the committee relied upon the analysis of tally sheets, as disclosure at the bottom of page 15 indicates, please provide appropriate disclosure addressing the committee's analysis of this information and how this evaluation resulted in specific awards for the fiscal year for which you are reporting compensation.

Role of Compensation Consultants and Management, page 15

4. Your disclosure does not include a description of the nature and scope of Mercer's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. Provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Evaluation of Program, page 15

5. Although you disclose that total compensation was at or near the 75th percentile in comparison to the peer group, please clarify whether you target specific percentiles for each element of compensation. If so, please disclose the percentiles represented by actual compensation paid for each element of compensation in 2006. To the extent actual compensation paid to an executive officer varied from a targeted percentile, such as the compensation paid to your executive chairman, please provide a more detailed analysis of the reasons for the divergence. See Item 402(b)(1)(xiv) of Regulation S-K.

Employment Agreements-Messrs. Moffett and Adkerson, page 16

6. Please describe the impact, if any, on the committee's decisions regarding Mr. Adkerson's compensation in light of the significant vesting events for him in January and February 2007. In addition, in 2006 Mr. Moffett realized $30,576,271 upon the exercise of stock options and Mr. Adkerson realized $18,005,429 and $6,477,632, respectively, upon the exercise of options and the vesting of stock awards. In accordance with Item 402(b)(2)(x), provide disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including how these types of gains will be considered or have been considered in the formulating of retirement benefits.

Base Salaries, page 16

7. Provide analysis of the reasons for the increase in Mr. Adkerson's base salary and include an explanation of the reason for the elimination of a distinction in the amount of base salary awarded to the Chairman versus the Chief Executive Officer. See Item 402(b)(1)(v) of Regulation S –K.

8. Revise the Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. Refer to the wide disparities in the salaries awarded to Messrs. Moffett and Adkerson, the amounts

awarded to them under the annual incentive plan for fiscal years 2005 and 2006, and the cash payout of units granted under the Long-Term Performance Incentive Plan that vested in December 2005 and 2006. Provide a more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis. Provide specific disclosure that addresses the reasons why the next highest paid officer earns in excess of $20 million less than Messrs. Moffett and Adkerson.

Annual Cash Incentive Awards, page 17

9. Please provide quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation for 2006. Disclose the specific targets, such as those relating to return on investments, cash flow from operations, and other operational and strategic objectives, and discuss how you structure your incentive awards around such targets. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and discuss how difficult it will be for you to achieve the target levels or other factors. In this regard, provide disclosure that contains appropriate insight into the factors considered by the compensation committee in setting performance-related objectives. See Instruction 4 to Item 402(b) of Regulation S-K.

10. It appears you establish performance targets early in the fiscal year. Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that were taken after the end of your last fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K. Please identify the targets established for 2007. As indicated in the immediately preceding comment, if you believe that disclosure of the targets is not required because it would result in competitive harm and allow you to exclude the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4 to Item 402(b) of Regulation S-K.

11. You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. For example, you state on page 18 that "individual performance is an important factor considered in determining the actual awards paid under the performance incentive awards program" yet you provide minimal, if any, corresponding disclosure that assists investors in understanding the impact

of individual performance on incentive awards. Provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how you weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Performance Criteria, page 17

12. Although you have provided extensive detail on how you reserve 20% of the plan funding amount as a safety incentive funding pool, you provide no discussion or analysis of how you allocate the remaining 80% of the plan funding amount. Refer to Item 402(b)(1)(v) and Instruction 1 to Item 402(b). Please provide a description of how you award the remaining percentage of the plan funding amount. For each named executive officer, discuss the specific qualitative and quantitative factors that you considered in setting the amount and type of compensation they received under the annual incentive plan during fiscal 2006.

13. Please provide an analysis of why the committee chose to establish the range of 2%-2.75% of net cash provided by operating activities in establishing the plan funding amount. Moreover, to facilitate an understanding of the potential compensation an executive may earn, please disclose for the fiscal year (1) the aggregate dollar amount of the plan funding amount pool, (2) the dollar amount of the maximum amount based on percentage assigned that an executive officer could be awarded, and (3) the dollar amount of the actual award provided to a named executive officer during fiscal 2006.

Restricted Stock Unit Program, page 18

14. Please disclose whether the committee may exercise or has exercised any discretion in allowing the restricted stock units to vest in years in which you did not meet the performance target.

15. On page 18, in discussing the rationale for the award of restricted stock at a premium of 50% of the market value on the grant date, you state that Mercer "previously reviewed the program and concluded that its design is appropriate and in line with the company's compensation program." Please provide a materially complete discussion and analysis of the program, giving consideration to the disclosure required by paragraphs (b)(1)(v) and (vi) of Item 402 of Regulation S-K. Also disclose the date of Mercer's evaluation and the rationale for your belief that the program continues to be seen as in-line with the compensation program.

Stock Options, page 18

16. Please provide further analysis of how the committee determined the varying payout levels for the equity awards made on May 11, 2007. See Items 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 19

17. There is minimal, if any, analysis on page 19 of how you determined the annual grants of performance units. While you address several general matters relating to this form of compensation, please provide substantive analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Provide a complete discussion of the specific factors the committee considered in approving this form of compensation, including identification of the specific targets and criteria the committee considered.

Personal Benefits and Perquisites, page 19

18. Refer to paragraphs (b)(1)(v) and (vi) of Item 402 of Regulation S-K. Please provide expanded quantitative and qualitative analysis of your retirement benefit programs and your perquisite program, which appear to comprise significant forms of compensation for your named executive officers. For example, please disclose how you determined the percentage of eligible compensation you will contribute on behalf of an executive officer to the non-qualified contribution plan. Please discuss other information relating to other programs associated with post-retirement payments in materially complete detail.

19. Refer to disclosure in footnote (6) to the Summary Compensation Table. To the extent material to an understanding of any potential payments to other executives, please disclose in the Compensation Discussion and Analysis any other loan forgiveness programs (similar to the one executed with Mr. Machribe) to which the company and a named executive officer is party. Please see Item 402(b)(1)(v) of Regulation S-K and Instruction 1 to Item 402(b).

Post-Termination Compensation, page 19

20. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation

elements and the rationale for decisions made in connection with these arrangements.

Grants of Plan-Based Awards in Fiscal Year 2006, page 24

21. Based on your disclosure on page 17, it appears that targets were established for each named executive officer. Please disclose the targets in the appropriate columns. Refer to Item 402(d)(2)(iii) of Regulation S-K.

Nonqualified Deferred Compensation, page 23

22. Please expand your disclosure consistent with the Instruction to Item 402(i)(2) of Regulation S-K, which requires quantification of the amounts reported in the contributions and earnings columns that are reported as compensation in the last completed fiscal year in your Summary Compensation Table and quantification of the amounts reported in the aggregate balance at last fiscal year end (column (f)) that you previously reported as compensation to the named executive officer in the Summary Compensation Table for previous years.

Potential Payments Upon Termination or Change of Control, page 29

23. Please include a "Total" column in the table presented on page 31.

Certain Transactions, page 34

24. Please expand the discussion of your related party transaction policies. Address, among other things, the types of transaction covered and whether the policies for review, approval, or ratification of such transactions is in writing and, if not, how such policies are evidenced. Refer to Item 404(b)(i) and (iv) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor